UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-43850

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brooks, Houghton Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Stamford Plaza, 9th Floor
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Centofanti	212-753-1991	kcentofanti@brookshoughton.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Kevin Centofanti, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brooks, Houghton Securities, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Kevin Centofanti

Title: President

SAAVEDRA FENG XIA
NOTARY PUBLIC STATE OF NEW YORK
WESTCHESTER COUNTY
LIC. #01SA6405637
COMM. EXP. 03/16/2024

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brooks, Houghton Securities, Inc.

Financial Statements
and
Report of Independent Registered Public Accounting Firm

Form X-17A-5

For the Year Ended
December 31, 2022

PUBLIC

Content

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Brooks, Houghton Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brooks, Houghton Securities, Inc. as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2022, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Brooks, Houghton Securities, Inc. as of December 31, 2022 and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brooks, Houghton Securities, Inc.'s management. Our responsibility is to express an opinion on Brooks, Houghton Securities, Inc. LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brooks, Houghton Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Brooks, Houghton Securities, Inc. financial statements. The supplemental information is the responsibility of Brooks, Houghton Securities, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Brooks, Houghton Securities, Inc.'s auditor since 2022.

Sugar Land, Texas

March 10, 2023

Brooks, Houghton Securities, Inc.
Statement of Financial Condition
December 31, 2022

ASSETS	
Current assets:	
Cash	$ 13,175
Prepaid expenses	3,240
Total Assets	$ 16,415
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities:	
Accounts payable	$ 6,625
Total Liabilities	6,625
Stockholders' equity:	
Common stock, designated value - 1,500 shares authorized, 200 shares outstanding	5,000
Additional paid-in-capital	137,910
Accumulated deficit	(133,120)
Total Stockholders' Equity	9,790
Total Liabilities and Stockholders' Equity	$ 16,415

The accompanying notes are an integral part of this statement.

Note 1. Organization

Brooks, Houghton Securities, Inc. (the "Company"), is a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. (FINRA) located in Stamford, Connecticut. The Company became a corporation on August 7, 1990. The Company advises small and medium sized clients regarding raising capital. The Company, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission, since the Company does not carry or clear customer accounts.

Note 2. Summary of Significant Accounting Policies

The Company is a corporation for federal, state and local income tax purposes. These financial statements have been prepared in conformity with generally accepted accounting principles.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Administrative service fee revenue: The Company provides administrative services to an entity related by common control. This revenue is not considered to be related to a contract with a customer.

The Company recognizes and measures any leases in accordance with FASB ASC 842 and has determined that it has no leases in excess of one year term.

Cash equivalents may include instruments having a maturity of three months or less at the time of purchase. The Company maintains its cash balances at one financial institution located in the United States. These balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts. The Company held no cash equivalents at December 31, 2022.

Note 3. Net Capital Requirements

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of $5,000, or 6.67% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2022, the Company had net capital of $6,550, which was $1,550 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital is 1.01 to 1.

Note 4. Related Party Transactions

Pursuant to an agreement between the Company and Brooks, Houghton & Co., Inc., updated October 1, 2020, Brooks, Houghton & Co., Inc. provides the use of its facilities to the Company. Management fees, rent expense, and office expense of $17,800, $1,072 and $14,400, respectively, are included in the accompanying statement of operations. See Note 2 regarding Administrative service fees - related party.

Note 5. Going Concern

The Company has incurred operating losses since commencement of operations. As such, the Company will likely require additional capital. The owner is prepared to contribute capital to the Company, as needed.

Note 6. Income Taxes

The Company is a C-Corporation and files its tax returns annually. The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. The Company does not believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize interest and penalties in the provision for taxes.

As of December 31, 2022, the Company has approximately $10,972 of net operating loss carry-forward for federal income tax purposes. The resulting net prior period losses are available for future years and expire through 2042. No federal or state tax benefit has been reported in the accompanying financial statements since the Company believes that the realization of its net deferred tax asset of approximately $126,500 was not considered likely based upon the Company's losses since inception. Accordingly, the potential tax benefits are fully offset by a valuation allowance of approximately $139,000, or a change of approximately $6,500 in the current year.

Note 7. Concentration of Credit Risk for Cash

The Company maintains its cash balance at one financial institution. The account is insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 8. Other Information

A coronavirus (COVID-19) was first reported in China. In January 2020, The World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of as such on the Company's business and operations cannot be reasonably estimated.

Note 8. Other Information (continued)

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

Note 9. Subsequent Events

Events have been evaluated for recognition and disclosure through the date these financial statements were issued. No subsequent events were found that would have any material impact on the financial statements.